EXHIBIT 21

                      FEDERAL ENERGY REGULATORY COMMISSION
                             WASHINGTON, D.C. 20426

                               September 30, 1998

                                                        Docket No. EC98-47-000

Niagara Mohawk Power Corporation
Attention:   Paul J. Kaleta, Esq.
             Vice President and General Counsel
300 Erie Boulevard West
Syracuse, New York 13202

Dear Mr. Kaleta:

    On July 22, 1998, you filed an application under section 203 of the Federal Power Act seeking Commission authorization for a proposed corporate restructuring of Niagara Mohawk Power Corporation (Niagara Mohawk). Under the proposed corporate restructuring, Niagara Mohawk will become a wholly-owned subsidiary of a new holding company, Niagara Mohawk Holdings, Inc. (Holdings), through an exchange of the outstanding shares of Niagara Mohawk's common stock on a share-for-share basis for shares of Holdings' common stock. Through this exchange, the present equity owners of Niagara Mohawk will become the equity owners of Holdings.

    Notice of the filing was published in the Federal Register, with comments, protests, or interventions due on or before August 26, 1998. The New York Public Service Commission (New York Commission) filed a notice of intervention and comments that raised no substantive issues. Multiple Intervenors filed a motion to intervene and protest raising two issues. (Multiple Intervenors is an association of sixty large commercial and industrial energy users in New York). First, Multiple Intervenors asks that the Commission condition its approval of the proposed restructuring plan on approval of that plan by the New York Commission. Second, Multiple Intervenors asserts that the application improperly fails to incorporate certain conditions into the restructuring plan that were set forth in the PowerChoice Settlement Agreement that was approved by the New York Commission, and asks that this Commission predicate its approval of the plan on the incorporation of those conditions.

    Under Rule 214(c)(1) of the Commission's Rules of Practice and Procedure (18 C.F.R. 385.214 (1998)), the notice of intervention and the timely, unopposed motion to intervene serve to make the New York Commission and Multiple Intervenors parties to this proceeding.

    Your application is approved as consistent with the public interest, with one condition. Costs incurred by public utilities in connection with the formation of a holding company should be classified as non-operating expenses, and recorded in Account 426.5 (Other Deductions), because they do not relate to the utility operations of the public utilities. (See Wisconsin Electric Power Company, et al., 74 FERC 61,069 at 61,192 (1996), order on reh'g, 79 FERC 61,158 (1997)). Therefore, the transaction will be accounted for as follows:
Niagara Mohawk must charge transaction costs associated with the formation of the holding company to Account 426.5 (Other Deductions), if the costs are not passed on to the holding company.

    Multiple Intervenors' protest is denied. The proposed restructuring will not go forward without the approval of the New York Commission; therefore, there is no need for this Commission expressly to condition its approval on Niagara Mohawk's obtaining the New York Commission's approval. Additionally, the application indicated that Niagara Mohawk is well aware of its commitments under the PowerChoice Settlement Agreement, and, in any event, these conditions are properly within the purview of the New York Commission, which approved the settlement and the conditions. This Commission anticipates that Niagara Mohawk will abide by those commitments, and so no additional, express condition is necessary.

    By direction of the Commission.


                                            Linwood A. Watson, Jr.
                                                Acting Secretary